QuickLinks -- Click here to rapidly navigate through this document

Filed by Interactive Network, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Interactive Network, Inc.
Commission File No. 333-70250

FOR IMMEDIATE RELEASE

TWO WAY TV (US) SELECTED BY DIGEO TO PROVIDE SUITE
OF INTERACTIVE GAMES

    iTV Games Available in First Deployment of Advanced iTV Services to Charter
Communications Customers

    LOS ANGELES, CA—JANUARY 14, 2002—Two Way TV (US), Inc. (formerly known as TWIN Entertainment, Inc.), a provider of interactive television games and technology, and digeo, The Interactive TV Company, have joined forces to create and deliver a suite of interactive game applications for customers in the United States. Under this agreement Two Way TV (US) has delivered an initial set of games to digeo for deployment.

    digeo has entered into a strategic alliance with Charter Communications, Inc., a multiple system operator (MSO). This is the first such agreement for Two Way TV (US) involving a major MSO, using an advanced set top box and the Microsoft TV platform. Charter Communications, through its strategic alliance with digeo, is currently offering Two Way TV (US) games as part of the interactive TV service in its St. Louis trial.

    "This agreement marks our entry into the U.S. market, which we believe will become the world's largest iTV market with interactive games," said Robert J. Regan, President and chief operating officer of Two Way TV (US). "We are excited about this relationship and pleased to be providing our content to Charter's subscribers using the digeo iTV service."

    "The games channel is proving to be one of our most popular iTV services," said Jim Billmaier, chief executive officer of digeo. "Two Way TV (US) games use sound and animation to create a more compelling interactive gaming experience."

    The Two Way TV (US) application enables subscribers to play interactive games as well as respond to advertising campaigns through a click of the remote. For operators, the system provides a potential revenue-generating enhancement to existing subscriber packages. The application is scalable and can deliver live interactive applications to more than one target network and platform type simultaneously.

    "We believe there's a strong future for interactive gaming over the television," said Steve Silva, executive vice president and chief technical officer for Charter Communications. "This kind of service leverages the power of our broadband infrastructure and delivers additional value to our customers."

    "We see our games as a tool that can be used by MSOs, such as Charter, to generate new revenue, attract new subscribers and reduce churn," Regan said. "It's an opportunity to develop and package unique content that can be sold on a subscription or pay-per-play basis and can include prizes, leaderboards and interactive advertising."

    Two Way TV (US) "game packs" offers arcade, trivia, casino and strategy games that are designed to be flexible, letting customers pick and choose what they want to buy. Its focus is on being a "technology enabler" offering technology, production, testing, integration, and exclusive enhanced TV patent based capabilities.

About Two Way TV (US)

    Two Way TV (US) is a joint venture between Interactive Network, Inc. (OTC: BB, INNN) www.interactivenetwork.net and Two Way TV Ltd., www.twowaytv.com, which were among the first interactive and enhanced television companies. Based in Los Angeles, California, Two Way TV (US) dedicates its resources to developing multi-player interactive TV applications, enhanced TV games played in conjunction with live and scheduled television broadcasts and on-demand entertainment content for an interactive audience. Two Way TV (US) works with broadcasters, networks and programmers to enable interactive TV, and to enrich their products and improve their brand loyalty. Two Way TV (US), Interactive Network, Inc. and Two Way TV Limited have entered into a merger agreement which contemplates the merger of Interactive Network, Inc. into Two Way TV (US). The merger is contingent upon, among other things, the approval of Interactive Network, Inc. shareholders and regulatory approvals. More information on Two Way TV Inc. (US) is available at http://www.twowaytvus.com.

About digeo

    digeo inc., The Interactive TV Company, creates new opportunities for cable operators, content providers, merchants and advertisers by providing a set of interactive channels that deliver on-demand local and national news, weather, sports, entertainment, shopping, games, email and more. digeo makes the deployment of iTV easier by building the infrastructure, integrating and enhancing existing content, creating original content, managing the network, and providing training and customer-care support based on the needs of its cable operator partners.

    digeo was founded in 1999 by Paul Allen, with investments from Vulcan Ventures Inc. and Charter Communications and is part of Paul Allen's Wired World™. More information on digeo is available at http://www.digeo.com.

About Charter Communications

    Charter Communications Inc., a Wired World™ company, is among the nation's largest broadband communications companies, currently serving some 7 million customers in 40 states. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform marketed under the Charter Digital Cable™ brand and high-speed Internet access via Charter Pipeline™. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks™ brand. Advertising sales and production services are sold under the Charter Media™ brand.

    A Fortune 500 company, Charter is the 2001 recipient of the Outstanding Corporate Growth Award from the Association for Corporate Growth, the 2001 R.E. "Ted" Turner Innovator of the Year Award for Technology, and the 2000 Innovator Award for Technology from Cablevision magazine. More information about Charter can be found at http://www.charter.com/.

    ###

For more information, contact:

Susie Cover for Two Way TV (US)	Bruce W. Bauer, President & CEO
Bob Gold & Associates	Interactive Network Inc.
(310) 320-2010	(650) 650-947-3345
susie@bobgoldpr.com	bwb@interactivenetwork.net
Amy Pobst for digeo	Andy Morgan
(425) 896-6198	Charter Communications
Amyp@digeo.com	(314) 543-2217
amorgan@chartercom.com

    Two Way TV (US) and Interactive Network filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. Read the proxy statement/prospectus carefully before making a decision concerning the merger.

QuickLinks

TWO WAY TV (US) SELECTED BY DIGEO TO PROVIDE SUITE OF INTERACTIVE GAMES